September 30, 2022

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Karl Hiller
Branch Chief
Division of Corporation Finance Office of Energy & Transportation

Mark Wojciechowski
Staff Accountant

Re:	Sunworks, Inc.
Form 10-K for the Fiscal Year ended December 31, 2021
Filed March 11, 2022
File No. 001-36868

Dear Messrs. Hiller and Wojciechowski:

This letter is being respectfully submitted by Sunworks, Inc., a Delaware corporation (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above-referenced Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2021, contained in the Staff letter dated September 15, 2022 (the “Letter”). The Company’s responses are preceded by a reproduction of the Staff’s comments as set forth in the Letter.

Form 10-K for the Fiscal Year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Years Ended December 31, 2021 and 2020, page 34

1.	We understand from your disclosures on page 7 that you differentiate between residential and commercial installations in reporting your operations, and between small and large commercial and public works projects based on a 100kW threshold, as well as cycle times in describing the scope or duration of your solar installation projects.

We note there was a substantial shift in the relative significance of your residential and commercial installations as a result of the April 8, 2021 acquisition of Solcius LLC, also that you appear to be tracking the total number of installations and total solar capacity on your website, and that you reference the metrics of residential solar segment originations, commercial solar energy segment orders, and backlog in your earnings releases.

We also note that your website presentation for the second quarter of 2022 includes a strategic update, including the time required to install residential solar systems, a shift towards direct sales channels, a shift in sourcing from third party distribution channels to manage supply chain constraints, price increases to offset inflationary pressures, and efforts to “execute against” multi-year high backlog in both segments.

Please expand the disclosures in your annual report and subsequent interim reports as necessary to address any material financial effects associated with the efforts, concerns, and objectives identified in your strategic update, including the associated trends and uncertainties involving reasonably possible effects of the initiatives that you mention, and to clarify how these matters have evolved over the periods covered by each report.

Please include meaningful measures of installation volumes for your residential and commercial installations for each period, such as the number of installations within a range or size class, or kilowatts or megawatts associated with completed installations, and address the relationship between costs and revenues associated with these categories of installations, including any reasonably possible changes that would have material effects, to comply with Item 303(b) and (b)(2) of Regulation S-K.

Please discuss the composition of the backlog measures for each segment, in terms of the nature and duration of the underlying projects, reasons for installation delays, and the amount of time that you envision will be necessary to realize these amounts.

Company Response:

The Company periodically evaluates disclosures from comparable issuers within the solar industry and reviews metrics and other information that management utilizes to evaluate business performance. As part of this process, the Company also evaluates this information to determine if any such information is proprietary or could cause competitive harm to the Company if disclosed. Following this review, the Company enhances its disclosure in its filings to provide updates on its strategic plans and operational trends that provide more information to readers of its periodic filings.

For example, in the year ended report December 31, 2021, the Company enhanced its disclosure in Part 1, to include updated strategic priorities following the acquisition and integration of Solcius. Additionally, within Part 1, the Company enhanced its disclosures of Company Operations, as well as updates to the regulatory environment, as well as updates to its Risk Factors in Part 1A. In its press release issued on August 9, 2022, reporting results for the period ended on June 30, 2022, and corresponding investor presentation, the Company enhanced its disclosure by introducing segment metrics including total Residential Solar originations, an update on Direct Sales Channel originations and Commercial Solar Energy orders. In its 10-Q for the period ended on June 30, 2022, the Company similarly enhanced disclosure by including an “Orders and Backlog” section in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and by including changes in Residential Solar segment originations, as well as, new orders within the Commercial Solar Energy segment. The Company plans to include and/or enhance these disclosures in future filings. The Company’s believes these metrics, coupled with the existing financial statements and related disclosures, provides readers of the financial statements leading indicators of business performance and will help monitor the Company’s execution against its stated strategy.

The Company will further evaluate whether other metrics currently used on its website, such as total number of installations and total solar capacity, constitute material performance indicators. Historically, these indicators have provided a reference point for the Company’s credibility within the industry, but the Company has not considered these metrics to provide material performance indicators for period-over-period comparisons and management has not used these metrics to evaluate operating performance.

However, the Company believes that further disclosures including installations and project size for applicable reporting periods may be helpful to readers. As a result, the Company plans to provide additional disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations by including a table in substantially the following form by segment:

Residential Solar Segment

Three Months Ended
September 30,
	2022	2021
Net Total Originations (Watts)
Net Total Originations ($)
Installations (Watts)
Average project size (Watts)
Revenue
Gross Margin %
Operating Income

Commercial Solar Segment

Three Months Ended
September 30,
	2022	2021
Net Total Orders (Watts)
Net Total Orders ($)
Revenue
Gross Margin %
Operating Income

The Company respectfully confirms that disclosures within its periodic filings will evolve over time, as its business operations evolve and as comparable issuers disclosures are enhanced. Beginning with the filing of its 10-Q as of and for the period ended September 30, 2022, the Company plans to include additional disclosure around its strategic objectives, updates on the implementation of its strategic objectives, financial effects associated with implementing its strategic objectives and associated trends and uncertainties that can be identified at the time of such filings.

For example, the Company plans to provide a Strategic Update in its 10-Q as of and for the period ended September 30, 2022 substantially similar to the following:

Increase the velocity of installation. Sunworks believes a reduction in the time required to install a residential solar installation improves both pricing power with third-party channel relationships and customer retention. Following a recent pilot test in which the Company decentralized all design, permitting and scheduling activities to Company representatives, Sunworks was able to significantly reduce installation times. The Company is currently mapping Company-wide workflow in order to leverage these benefits to scale.

Expand cost-efficient direct sales channel. Sunworks has embarked on a multi-year initiative to develop a robust, direct sales team designed to complement its third-party channel partners. This direct sales team is incentivized to develop business across the residential markets where Sunworks operates, with an emphasis on rooftop solar installations. During the second quarter 2022, the direct sales team was responsible for nearly 15% of total installation revenue, versus approximately 5% in the prior-year period.

Drive efficient sourcing and procurement. The Company intends to shift an increased proportion of its sourcing from third-party distribution channels toward U.S. based original equipment manufacturers, an approach that will allow for improved surety of supply at a lower average cost. Sunworks believes that the Executive Order executed by President Biden in June 2022 suspending the collection of anti-dumping and countervailing duties (AD/CVD) of certain solar cells and modules exported from Cambodia, Malaysia, Thailand, and Vietnam for 24-months should have a favorable impact on material availability beginning in late 2022.

Drive sustained margin expansion. The Company believes key drivers of margin expansion include programmatic price increases; market share gains in both its core California commercial market and new geographic regions; reductions in lead times; optimization of its sales channel partner network; an increased mix of revenue derived from its direct sales force; increased productivity resulting from recent headcount investments; and the adoption of lean principles to reduce cost and drive continuous improvement. Sunworks expects to achieve improved margin realization in the second half of 2022, when compared to the first half of 2022, as recent performance improvement initiatives are further implemented.

The Company will also enhance its disclosures relating to backlog, including backlog by segment, and anticipated timing to realize such amounts. For example, beginning with its filing of its 10-Q as of and for the period ended September 30, 2022, the Company plans to expand its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations by providing a business overview of orders and backlog for the quarter substantially similar to the following, which language will vary depending on the facts and circumstances during the corresponding period:

Orders and Backlog

For the quarter ended September 30, 2022, the combined backlog of the Company was $xx,xxx, representing an increase/decrease of xx% compared to the third quarter of 2021. Residential Solar segment originations increased/decreased compared to the prior year quarter, due to ____________________. Within this segment, originations generated from our direct sales was XX%, compared to XX% in the prior year quarter, due to ________________. As a result of these changes, the Residential Solar backlog increased/decreased to $xx,xxx, which represents a XX% change on a year over basis and up/down XX% sequentially. The Company expects to execute against its Residential Solar segment backlog over the next 1-4 months, as project complexity, jurisdictional requirements, material and labor availability influences timelines for completion. Commercial Solar Energy new orders were $xx,xxx during the quarter compared to $xx,xxx during the prior year quarter, due to ________________. As a result of these changes, the Commercial Solar backlog increased/decreased to $xx,xxx, which represents a XX% change on a year over basis and up/down XX% sequentially from the prior quarter.. The Company expects to execute against its Commercial Solar Energy segment backlog over the next 3-18 months, based on the authority having jurisdiction, existing utility infrastructure, various approvals required, customer specifications, supply chain and engineering lead times.

Financial Statements
Consolidated Statements of Operations, page F-2

2.	We note that your cost of goods sold and gross profit measures do not appear to reflect depreciation and amortization expense, although details in Notes 6 and 9 on pages F-15, F-16 and F-17 seem to identify one or more components that would be attributable to cost of goods sold under generally accepted accounting principles (GAAP).

SAB Topic 11:B provides an accommodation for presenting cost of goods sold apart from allocable depreciation and amortization expense, which generally requires a parenthetical notation of the excluded amounts, although it does not extend to measures of gross profit, which should reflect all costs of goods sold in accordance with GAAP.

Tell us how you have evaluated the nature and use of your property and equipment, and the intangible assets, in determining whether the associated depreciation and amortization would be attributable to cost of goods sold. Also clarify how you are reporting the lease expenses and ROU amortization discussed in Notes 7 and 8 on pages F-15 and F-16, pertaining to your offices, warehouses, vehicles, and office equipment.

Please submit any revisions to the presentation or incremental disclosures that you believe would adequately address or alleviate the concerns outlined above.

Company Response:

The Company respectfully confirms that one or more components of depreciation and amortization are attributable to cost of goods sold under generally accepted accounting principles. All amounts listed in subsequent responses are in thousands, unless indicated otherwise.

During the year ended December 31, 2021, the Company recorded a total of $1,588 of depreciation expense. Consolidated net revenue for the comparable period of time was $101,154. The Company has determined that approximately $633 for the year ended December 31, 2021, or less than 1% of revenue relates to cost of goods sold items, such as vehicles, equipment and leasehold improvements at its operating facilities. For the year ended December 31, 2021, the consolidated gross margin impact of reclassifying cost of goods sold depreciation would reduce reported gross margin from 44.1% to 43.5%. The Company plans to include the cost of goods sold related depreciation in cost of goods sold beginning with its filing of the 10-Q as of and for the period ended September 30, 2022. As part of this reclassification, the Company will reclassify expenses for the related past periods for comparability purposes.

During the year ended December 31, 2021, the Company recorded a total of $4,290 of amortization expense. Consolidated net revenue for the comparable period of time was $101,154. The Company has determined that approximately $2,000 for the year ended December 31, 2021, of the amortization relates to cost of goods sold items, specifically for backlog acquired in conjunction with the Solcius acquisition in April 2021. For the year ended December 31, 2021, the consolidated gross margin impact of reclassifying cost of goods sold amortization would reduce reported gross margin from 44.1% to 42.2%. As of December 31, 2021, amortization related to backlog acquired was fully amortized and is non-recurring in 2022. The Company has determined that it is not material to amend the historical financial statements given that amortization related to backlog acquired was fully amortized at year end December 31, 2021 and that the Company believes the gross margin impact of making the amendments is immaterial to the reader.

During the three months ended March 31, 2022 and the six months ended June 30, 2022, the Company recorded a total of $520 and $1,067 of depreciation expense, respectively. Consolidated net revenue for the comparable periods of time were $36,397 and $67,593, respectively. The Company has determined that approximately $225 and $475 for the three months ended March 31, 2022 and six months ended June 30, 2022, or less than 1% of revenue for each period, of the depreciation relates to cost of goods sold items, such as vehicles, equipment and leasehold improvements at its operating facilities. For the three months ended March 31, 2022, the consolidated gross margin impact of reclassifying cost of goods sold depreciation would reduce reported gross margin from 45.0% to 44.3%. For the six months ended June 30, 2022, the consolidated gross margin impact of reclassifying cost of goods sold depreciation would reduce reported gross margin from 45.7% to 45.0%. For the same time period, the Company assessed its amortization expense, which includes trademarks, covenants not to compete and dealer relationships. The Company has determined that the entire amortization expense is not considered cost of goods sold.

For the year ended December 31, 2021, the consolidated gross margin impact of reclassifying cost of goods sold depreciation and amortization would reduce reported gross margin from 44.1% to 41.5%. For the three months ended March 31, 2022, the consolidated gross margin impact of reclassifying cost of goods sold depreciation and amortization would reduce reported gross margin from 45.0% to 44.3%. For the six months ended June 30, 2022, the consolidated gross margin impact of reclassifying cost of goods sold depreciation and amortization would reduce reported gross margin from 45.7% to 45.0%. The Company has determined that it is not material to amend the historical financial statements given that amortization related to backlog acquired was fully amortized at year end December 31, 2021 and that the Company believes the gross margin impact of making the amendments is immaterial to the reader. However, the Company plans to reclassify corresponding depreciation and amortization expenses to cost of goods sold beginning with its filing of the 10-Q as of and for the period ended September 30, 2022.

Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page F-7

3.	We understand from your disclosures on page 4, that in addition to sales and installations of power and storage systems, you also provide services in managing systems for your residential and commercial customers; and we see that on page F-7, you refer to revenues from commercial EPC services and for systems operations and maintenance.

However, in Note 4 on page F-14 you limit your disaggregation of revenue to the categories of Residential, Commercial and Public Works. Tell us the reasons you have not differentiated between revenues from the sales of products, and revenues from the provision of services, either in the Statements of Operations, or in the disaggregation of revenues that is required by FASB ASC 606-10-50-5.

Please explain how you considered such revenues, as well as the short term and long term projects within the commercial segment, in determining that the three categories that you have identified adequately depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, if this is your view.

Company Response:

The Company evaluates all material contracts in accordance with the guidance of ASC 606 and the five-step model, ultimately to determine if a contract exists and determining the process for allocating revenue over the life of the contract.

Revenue within our Residential segment is recognized fully at the conclusion of meeting our performance obligation to the customer, which is linked to final inspection of the solar system and/or the Company has received approval of the solar system from the Authority Having Jurisdiction. Once the Company has met these performance obligations, it has met all obligations for the customer. The Company’s contracts do not offer additional services or maintenance, outside of the manufacturer warranties.

Revenue within our Commercial segment, which includes contracts with Commercial, Public Works and an immaterial amount of legacy residential (contracts signed prior to the Solcius acquisition in April 2021) customers, are typically recorded over longer periods of time based on system size and project complexity. As a result, Commercial and Public Works records revenue over time, as our performance creates or enhances an energy generation asset controlled by the customer. The legacy residential contracts, which are projecting to be substantially complete by the end of calendar year 2022, are recorded similar to our Residential segment, at a point in time, when the entire contractual performance obligations have been met. The Company’s chief operating decision maker (“CODM”) includes the legacy residential contracts in his evaluation of the performance of the Commercial Segment.

The Company contracts with customers for maintenance and monitoring services (“O&M”), as either stand-alone contracts or contracts that are negotiated in conjunction with a standard engineering, production and construction (“EPC”) contract. As a result, the latter contract is combined with the EPC contract in accordance with the guidance of ASC 606-10-25-9, as the contracts are negotiated as a package and are interrelated. Stand-alone contracts have been offered, but have not been executed to date. During the year ended December 31, 2021, and for the quarters ended March 31, 2022 and June 30, 2022 the Company recognized $217, $97 and $29, respectively, of O&M revenues. This represents 0.8%, 2.0% and 0.8%, respectively, of Commercial Solar Revenues. As a result of the low amount of the O&M revenue stream, the Company has determined that the amounts are immaterial. The Company will continue to evaluate materiality, and if met, the Company plans to disaggregate the revenue for O&M contracts due to the inherently longer duration of the contract and related revenue streams.

Within the Commercial Solar Energy segment, the Company disaggregates revenue for Commercial and Public Works projects in its disclosure on page F-14 of its 2021 10-K. The Company has disaggregated revenue for Public Works contracts, as the CODM regularly reviews the financial performance of these contracts, the customer type is typically a government or not for profit entity and the contracts are negotiated with a 3rd party developer.

4.	We note that you report activity as “Cost of Goods Sold” on page F-3, although use the term “Cost of sales” when reporting the corresponding activity for the operating segments on page F-14. Please modify these captions as necessary to be consistent and representationally faithful of the underlying activity. If the measures reflect both costs of goods sold, and costs of services, this should be evident from the caption.

Company Response:

While the Company notes that the terms “Cost of Goods Sold” and “Cost of Sales” are used synonymously throughout its periodic filings, it agrees with the comment from staff and thus will begin providing consistent terminology beginning with its filing of the 10-Q as of and for the period ended September 30, 2022.

Note 5 - Operating Segments, page F-14

5.	We note that you report depreciation and amortization for each reportable operating segment. Please expand your disclosures to include a measure of total assets for each segment, a reconciliation of segment assets to total consolidated assets, and if necessary, an explanation of the nature of any differences between the segment assets and consolidated assets, to comply with FASB ASC 280-10-50-22, 27, 29(c), and 30(c).

Company Response:

The Company acknowledges that FASB ASC 280-10-50-22 states that a public entity shall report a measure of profit or loss and total assets for each reportable segment and that a public entity also shall disclose a number of measures about each reportable segment if the specified amounts are included in the measures of segment profit or loss reviewed by the CODM or otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss.

The Company revised its segment reporting for its 10-Q for the period ended March 31, 2022, establishing Residential Solar, Commercial Solar Energy and Corporate, aligning its segment reporting with how the Company’s CODM allocates resources and evaluates performance. As a result, the Company expanded its disclosure in the notes to unaudited condensed consolidated financial statements for each segment, including improved description of business activities, states or markets the company operates within. Additionally, the Company expanded Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations to incorporate additional disclosure. As discussed in our response to Question 1, we will continue to assess disclosure in the MD&A of our periodic filings and will expand disclosure accordingly, to improve disclosure of how our CODM assesses segment performance. The Company acknowledges that the CODM reviews various balance sheet measures, including total assets on a periodic basis and the Company will expand its reporting of total assets by segment in its 10-Q for the period ended September 30, 2022 and present the 2021 year end assets by segment for comparison purposes in its 10-K for the period ended December 31, 2022.

For example, beginning with its filing of the 10-Q as of and for the period ended September 30, 2022, the Company plans to add disclosure within the Notes to Unaudited Condensed Consolidated Financial Statements substantially similar to the following:

Total Assets as of
	September 30, 2022	December 31, 2021

Segments:

Residential Solar

Commercial Solar Energy

Corporate

Eliminations

Total Assets

* * * * *

In responding to the Staff’s comments in the Letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings notwithstanding any review, comments, action, or absence of action by the Staff.

If you have any questions or if we can provide any additional information, please feel free to contact Christopher Ivey, Esq. of Stradling Yocca Carlson & Rauth, our outside legal counsel, via telephone at 949-725-4121 or via electronic mail at civey@stradlinglaw.com, or in his absence, Chris Monahan, Esq., Chief Legal Officer, via telephone at 626-807-3589 or via electronic mail at cmonahan@sunworksusa.com.

Sincerely,

/s/ Jason L. Bonfigt
Jason L. Bonfigt
Chief Financial Officer
Sunworks, Inc.

cc:	Gaylon Morris
Chief Executive Officer
Sunworks, Inc.

Chris Monahan, Esq.
Chief Legal Officer
Sunworks, Inc

Christopher Ivey, Esq.
Stradling Yocca Carlson Rauth, P.C.